JOINDER AGREEMENT

Reference is hereby made to the Operating Agreement of VidAngel Entertainment CF SPV, LLC (the "**Company**"), dated June 29, 2026, as amended from time to time (the "**Operating Agreement**"). Pursuant to and in accordance with Section 3.8 of the Operating Agreement, the undersigned (the "**Member**") hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement and agrees that upon full execution of this Joinder, such person shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto, and shall hold the status of Preferred Class A Member.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder Agreement as of _____.

COMPANY: MEMBER:

VIDANGEL ENTERTAINMENT CF SPV, LLC   _____

By:_____   By:_____
Name: Jeremy Lewis   Name:_____
Title: President of the Manager   Title:_____(if any)